July 16, 2021 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549

Attn:	Nudrat Salik

Lynn Dicker

Christine Westbrook

Celeste Murphy

Re:	Soaring Eagle Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Dated June 28, 2021

File No. 333-256121

Ladies and Gentlemen:

On behalf of our client, Soaring Eagle Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced amendment to the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2021 (“Amendment No. 1”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to Amendment No. 1 contained in the Staff’s letter dated July 8, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2.

Amendment No. 1 to Form S-4 filed June 28, 2021

Cover page

1.	We note your response to comment 1, which we reissue. Please provide on the cover page the anticipated post-business combination percentage ownership by holders of New Ginkgo Class B common stock.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of Amendment No. 2 accordingly.

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Market and Industry Data, page i

2.

We note your response to comment 2, which we reissue. Your revisions continue to imply an inappropriate disclaimer of responsibility with respect to third-party information. Please revise to affirmatively state that you are responsible for the disclosure in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the “Market and Industry Data” section of Amendment No. 2 accordingly.

Risks Related to Our Organizational Structure and Governance

We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940..., page 94

3.

We note your response to comment 11. You state that as of March 31, 2021, you have investment securities of approximately $234 million and total assets, exclusive of cash items and U.S. government securities of approximately $807 million. Please provide us with the underlying figures, and assumptions if any, for these calculations and tell us where they are found in your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Ginkgo does not hold itself out as being and is not actually primarily engaged in the business of investing, reinvesting, or trading in securities. Ginkgo is primarily engaged in advancing synthetic biology and specifically in building a cell programing platform to enable biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. In addition, as of March 31, 2021 (the “Quarter End Date”) Ginkgo did not hold “investment securities” (as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”)) having a value exceeding 40% of the value of Ginkgo’s total assets (other than cash and U.S. government securities) on an unconsolidated basis.

As of the Quarter End Date, Ginkgo held approximately 29% of the value of its total assets (other than cash and U.S. government securities) in investment securities and the remainder in good operating assets, as well as interests in wholly-owned and controlled subsidiaries and majority-owned subsidiaries (each, as defined in the Investment Company Act) none of which are investment companies under the Investment Company Act. Ginkgo did not secure control of its wholly-owned or majority-owned subsidiaries primarily for the purpose of making a profit in the sale of such companies’ securities and Ginkgo does not believe that any wholly-owned subsidiary or majority-owned subsidiary is a “special situation investment company” for purposes of determining compliance with Section 3(a)(1)(C) of the Investment Company Act.

Ginkgo’s assets on an unconsolidated basis as of the Quarter End Date included its ownership interests in three wholly-owned subsidiaries as defined in the Investment Company Act (Gen9, Inc. (“Gen9”) and two non-operational entities), one majority-owned subsidiary as defined in the Investment Company Act (Allonnia, LLC (“Allonnia”)), and operating assets including property and equipment, inventory,

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receivables that do not bear interest and are received in the ordinary course of business, and prepaid operating expenses that do not bear interest and are received in the ordinary course of business, as reported in Ginkgo’s Condensed Consolidated Balance Sheet on page F-98 of Amendment No. 2. The interests in the wholly-owned and majority-owned subsidiaries and good operating assets amounted to approximately $573 million (after adjusting book values to fair market values as described below) and represented approximately 71% of the value of Ginkgo’s total assets (other than cash and U.S. government securities) on an unconsolidated basis as of the Quarter End Date.

In addition, Ginkgo held minority ownership interests in six strategic operating partners (Genomatica, Inc. (“Genomatica”), Motif FoodWorks, Inc. (“Motif”), Synlogic, Inc. (“Synlogic”), Joyn Bio, LLC via Cooksonia HoldCo, LLC, and Kalo Ingredients, LLC (“Kalo”)), as well as interest-bearing loan receivables that Ginkgo has assumed are investment securities for purposes of determining compliance with Section 3(a)(1)(C) of the Investment Company Act, as reported on pages F-98 and F-114 of Amendment No. 2. The interests in the strategic operating partners and interest-bearing loan receivables amounted to approximately $234 million (after adjusting book values to fair market values as described below) and represented approximately 29% of the value of Ginkgo’s total assets (other than cash and U.S. government securities) on an unconsolidated basis as of the Quarter End Date. On an unconsolidated basis, the interests in the wholly-owned subsidiaries, majority-owned subsidiaries, strategic operating partners, operating assets and interest-bearing loan receivables listed above were Ginkgo’s only assets other than cash and cash equivalents as of the Quarter End Date.

The value of Ginkgo’s total assets for the purposes of determining compliance with Section 3(a)(1)(C) of the Investment Company Act was approximately $807 million. In determining total assets, the value of Ginkgo’s interests in Gen9, Allonnia, Genomatica, Motif and Kalo was determined in good faith by Ginkgo’s board of directors in accordance with Accounting Standards Codification 820, Fair Value Measurement with reference to valuations performed by a third party valuation advisor. The value of Ginkgo’s interest in Synlogic was based upon the closing price of Synlogic’s common stock on The Nasdaq Capital Market as of the Quarter End Date. The remainder of Ginkgo’s assets were valued at the book value of Ginkgo’s interests in such assets as Ginkgo believes its usage of the book value for these assets provides Ginkgo with a reasonable estimate of the fair market value of such assets.

Ginkgo reports total GAAP-basis assets of $643 million on p. F-98 of Amendment No. 2 which reconciles to the $807 million figure representing total assets for the purposes of determining compliance with Section 3(a)(1)(C) of the Investment Company Act after considering the following adjustments: (i) exclusion of cash and equivalents; (ii) adjustment of ownership interests in wholly-owned and majority-owned subsidiaries to fair market value on an unconsolidated basis as described above; and (iii) adjustment of ownership interests in minority-owned strategic operating partners to fair market value as described above.

Ginkgo’s primary business is represented by its interests in good operating assets, wholly owned and controlled subsidiaries, and majority-owned subsidiaries, which comprised approximately 71% of Ginkgo’s total assets (other than cash and U.S. government securities) on an unconsolidated basis as of the Quarter End Date. Accordingly, Ginkgo is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

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July 16, 2021

Intellectual Property, page 252

4.

We note your response to comment 26, which we reissue. Please revise to identify the processes or methods covered by your patent portfolio and related expiry, and consider providing tabular disclosure in addition to the narrative provided. Be sure to segregate owned or licensed patents and patent applications. We will not object to explanatory disclosure highlighting that Ginkgo is a platform and does not itself sell products.

Response: The Company acknowledges the Staff’s comment and has revised pages 252-260 of Amendment No. 2 accordingly.

In-License Agreements, page 253

5.

We note your response to comment 25. Please file your agreements with Amyris, Inc. and Strateos, Inc. as exhibits to your registration statement or tell us why to believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has concluded that its agreements with Amyris, Inc. (“Amyris”) and Strateos, Inc. (“Strateos”) are not material agreements of the type specified under Item 601(b)(10) of Regulation S-K and, as a result, they are not required to be filed as exhibits to Amendment No. 2. Ginkgo’s use of its non-exclusive license under the Strateos Collaboration Agreement, for instance, currently accounts for only a small percentage of Ginkgo’s total lab operations, and Ginkgo believes it could procure similar software-related licenses or services from other providers or increase its use of proprietary software tools. As for Ginkgo’s non-exclusive license under its Partnership Agreement with Amyris, Ginkgo is currently using its license to certain microbial strains for a small number of its cell programs, and in some cases, these microbial strains can be interchanged with other strains as the basis for a planned cell program. Further, Ginkgo’s license under the Partnership Agreement is subject to any previous exclusive licenses provided by Amyris to third parties, which limits the fields in which Ginkgo may use its license. Both of these agreements were entered into in the ordinary course of Ginkgo’s business and Ginkgo’s business is not substantially dependent on either of these agreements. Accordingly, Ginkgo has not filed such agreements as exhibits to Amendment No. 2.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-51

6.

We note your response to comment 32. We note the point in time where the customer obtains control of the commercialization licenses under your agreements is a significant factor in assessing whether the licenses are distinct from the research and development services in contracts that contain both

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research and development services and licenses. In agreements in which the customer obtains control of the licenses after successful completion of the research and development services, please help us better understand how you determined that the research and development services are distinct from the license pursuant to ASC 606-10-25-19. Please specifically address how the customer benefits from the research and development services without the license.

Response: The Company respectfully advises the Staff that for agreements in which the customer obtains control of the licenses after successful completion of the research and development services, Ginkgo has concluded that the research and development services are distinct from the license.

ASC 606-10-25-19 indicates that a good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or services either on its own or together with other resources that are readily available (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or services is distinct within the context of the contract).

The research and development services performed for customers are capable of being distinct as described in ASC 606-10-25-19(a). As discussed in ASC 606-10-25-20, “a customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or services could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefit.” The customer benefits from performance of the research and development services by being able to determine whether the desired outcome is obtainable or economically feasible. In certain circumstances, the customer is seeking to understand whether a commercially viable product can be developed using Ginkgo’s technology and process. There is an economic benefit to the customer from Ginkgo performing the research and development services to determine whether a commercially viable product can be developed.

The research and development services in these types of customer agreements are also distinct within the context of the contract as described in ASC 606-10-25-19(b) as they are separately identifiable from the license. In these types of customer agreements, there are two separate and distinct performance obligations as the customer has separately agreed to pay for research and development services and may or may not receive the benefits of a commercial license (depending on the outcome of the research and development services). In reaching this conclusion, Ginkgo also considered the guidance in ASC 606-10-25-21 which provides additional factors to consider in making the determination of whether promises in an agreement are distinct within the context of a contract as described in ASC 606-10-25-19(b). In agreements where control of the commercial license is transferred after successful completion of the research and development services, there is no significant integration, modification or customization of the license that is transferred. Further, because the services have been completed at the time control of the license is transferred, there is no interdependence between the license and the services. As a result, the research and development services are considered distinct within the context of the contract.

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Based on these factors, for these types of customer agreements, Ginkgo believes the research and development services are distinct as defined in ASC 606-10-25-19. This conclusion is further supported by the economics of these transactions. Under these agreements, the customers pay for the services provided irrespective of whether the research and development efforts are successful and a commercial license is conveyed.

7.

We note your response to comment 34. Of the $147.4 million deferred revenue balance at March 31, 2021, we note that Motif, Genomatica, and Allonnia represents approximately $117.9 million based on your disclosures on page F-128. For these three arrangements, please help us better understand which of the factors existed pursuant to ASC 606-10-32-17 to determine that they do not contain a significant financing component. Your response should also address the specific terms of the arrangements that you considered in making this determination and the specific services that these deferred revenue balances relate to under the arrangements.

Response:

The Company respectfully advises the Staff that pursuant to the guidance in ASC 606-10-32-17, Ginkgo has concluded that the arrangements with Motif, Genomatica and Allonnia do not contain significant financing components.

Motif

The deferred revenue balance of $54.0 million at March 31, 2021 relates to non-cash consideration received under our agreements with Motif for license rights that are granted upon the execution of a technical development plan. These rights are initially accounted for as material rights under ASC 606, as the agreement in substance provides Motif the right to obtain licenses for no additional payment upon execution of a technical development plan. The guidance in ASC 606-10-32-17(a) indicates that a contract with a customer does not contain a significant financing component when a “customer paid for the goods or services in advance, and the timing of the transfer of those goods or services is at the discretion of the customer”. As Motif determines when to enter into a technical development plan and thus obtain the license rights, Ginkgo believes the arrangement does not include a significant financing component.

This conclusion is further supported by Question 35 in the interpretative guidance in the Revenue Recognition Implementation Q&A published by the FASB in January 2020 which states:

Question 35: How should an entity evaluate whether a customer option that provides a material right includes a significant financing component?

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The staff notes that paragraph 606-10-32-15 clarifies that an entity must consider the effects of the time value of money when determining the transaction price. This evaluation would include consideration of whether a significant financing component exists as a result of a material right (that is, the evaluation would be the same as for any other performance obligation). However, consistent with the evaluation of whether a significant financing component exists in any other contract (that is, one that does not provide a material right to the customer), an entity would consider the guidance in paragraphs 606-10-32-17 through 32-18.

Paragraph 606-10-32-17(a) states that a contract would not have a significant financing component if a customer pays for a good or service in advance, and the timing of the transfer of those goods or services is at the discretion of the entity. Therefore, if the timing of when the customer will exercise its option is at the customer’s discretion, no significant financing component would exist.

Genomatica

The deferred revenue balance of $30.1 million at March 31, 2021 relates to non-cash consideration received for services under the Foundry Services Agreement between Ginkgo and Genomatica. Genomatica can apply a portion of the prepayment to invoices for work performed by Ginkgo at Genomatica’s request under a technical development plan. The execution of a technical development plan and the timing of the services provided under the technical development plan is at the discretion of Genomatica. Similar to the analysis under the agreements with Motif, Ginkgo considered the guidance in ASC 606-10-32-17(a) in their assessment of whether a significant financing component exists. As the timing of transfer of the services is at Genomatica’s discretion, Ginkgo concluded a significant financing component does not exist.

Allonnia

The deferred revenue balance of $26.1 million at March 31, 2021 relates to non-cash consideration received under our agreements with Allonnia for license rights that are granted upon the execution of a technical development plan. These rights are initially accounted for as material rights under ASC 606, as the agreement in substance provides Allonnia the right to obtain licenses for no additional payment upon execution of a technical development plan. The timing of execution of a technical development plan is at the discretion of Allonnia. Therefore, in consideration of the guidance in ASC 606-10-32-17(a) and consistent with Ginkgo’s conclusions related to the Motif agreements, Ginkgo has concluded a significant financing component does not exist.

Note 17. Significant Collaboration Transactions, page F-79

8.

We note your response to comment 40. We note you were owed funds by Amyris, Inc. in the form of a $12 million promissory note as well as payments due under a partnership agreement. If this promissory note as well as amounts due under the partnership agreement were not recorded as assets on your balance sheet because there was a corresponding allowance recorded on account of collectability concerns pursuant to ASC 310, please further clarify in your disclosures. Alternatively, please further explain why these payments are being recorded as income as cash is received.

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Response: The Company respectfully advises the Staff that the amounts owed to Ginkgo from Amyris in the form of a $12 million promissory note, as well as payments due under the Partnership Agreement, were received in connection with a settlement related to the termination of the Amyris Collaboration Agreement in 2017 (see the disclosure on page F-89) rather than in exchange for cash. As such, the amounts due under the promissory note and the right to payments under the Partnership Agreement are accounted for consistent with gain contingencies pursuant to ASC 450-30. ASC 450-30-25-1 states “a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.” Gain contingencies usually are not recognized in the financial statements until the period in which all contingencies are resolved and the gain is realized or realizable. In making the determination of whether the gain is realizable, Ginkgo considered (i) whether there is a legally enforceable right to payment and (ii) whether the counterparty has the ability to pay the settlement. As it relates to the amounts due under the promissory note and certain payments under the Partnership Agreement, Ginkgo has the legal right to payment. However, there is significant uncertainly related to Amyris’ ability to pay the amounts as they become due. As such, Ginkgo does not believe the rights to payment meet the recognition criteria to be recorded as an asset. As a result, the payments are recorded to income as the cash is received.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Harry E. Sloan, Chief Executive Officer, Soaring Eagle Acquisition Corp.
Eli Baker, Chief Financial Officer, Soaring Eagle Acquisition Corp.